Exhibit 21.1

Founder Group Limited

Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
Founder Energy Sdn. Bhd.*	Malaysia
Founder Assets Sdn. Bhd.*	Malaysia
Founder Energy (Singapore) Pte. Ltd.*	Singapore
Founder Solar Solution Sdn Bhd.*	Malaysia
Founder Assets (Thailand) Company Limited**	Thailand

*	100% Owned

**	99% Owned